Exhibit 7

RATIO OF EARNINGS TO FIXED CHARGES

Year ended December 31,	2012	2011	2010	2009	2008
Earnings:
Income before taxes	1,852	916	1,914	(464)	(1,061)
Add: Fixed charges included in earnings	2,098	2,148	2,438	2,632	2,688
(A) Total Earnings	3,950	3,064	4,352	2,168	1,627

Fixed charges:
Interest	466	491	426	412	526
Interest on fixed annuities, investment contracts and savings accounts	1,632	1,657	2,012	2,220	2,162
Sub-total fixed charges included in earnings	2,098	2,148	2,438	2,632	2,688

Dividend on preferred shares	59	59	59	90	122
Coupons on perpetual capital securities	230	237	251	244	254
Coupons on Non-Cumulative Subordinated Notes	30	-	-	-	-
(B) Total fixed charges	2,417	2,444	2,748	2,966	3,064

Ratio: (A) / (B)	1.6	1.3	1.6	0.7	0.5
Ratio excluding interest on fixed annuities, investment contracts and savings accounts	3.0	1.8	3.2	(0.1)	(0.6)